FORM 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0104 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Platt, Melanie M.	2. Date of Event Requiring Statement Month/Day/Year 08/07/01	4. Issuer Name and Ticker or Trading Symbol AGL Resources Inc. - ATG
(Last) (First) (Middle) 817 West Peachtree St., NW	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer Other (give title below) (specify below) Senior Vice President, Business Support	6. If Amendment, Date of Original (Month/Day/Year) 08/07/01
(Street) Atlanta, GA 30308			7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock	2703.873	D
Common Stock	3718.589(1)	I	401(k) Plan
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 5(b)(v).

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FORM 3 (continued)	Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/ Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Employee Stock Option (right to buy) NQ	08/02/96	02/02/06	Common Stock	5,600	$19.375	D
Employee Stock Option (right to buy) NQ	08/07/97	02/07/07	Common Stock	5,888	$20.125	D
Employee Stock Option (right to buy) I	(2)	02/06/08	Common Stock	6,137	$20.125	D
Employee Stock Option (right to buy) I	(3)	11/09/08	Common Stock	6,494	$21.250	D
Employee Stock Option (right to buy) NQ	05/09/00	11/09/09	Common Stock	10,673	$18.00	D
Employee Stock Option (right to buy) NQ	06/28/01	11/09/09	Common Stock	1,821	$23.00	D
Employee Stock Option (right to buy) NQ	02/28/01	08/31/10	Common Stock	10,000	$19.00	D
Employee Stock Option (right to buy) NQ	(4)	11/02/10	Common Stock	10,000	$20.69	D

Explanation of Responses:

(1) Share ownership in the AGL Resources Inc. Retirement Savings Plus Plan is determined by using unit based accounting and has been calculated as of June 30, 2001, by dividing the then current market value of the reporting person's balance in the Common Stock Fund by the then current price per share of the Common Stock.
(2) The option becomes exercisable in increments of 4,968 and 1,939 on 08/09/98 and 02/09/99, respectively.
(3) The option becomes exercisable in increments of 3,598 and 2,896 on 11/09/99 and 11/09/00, respectively.
(4) The option becomes exercisable in increments of 5,000 on 11/02/01 and 11/02/02, respectively.

By: /s/ Joan A. Martin Joan A. Martin for Melanie M. Platt **Signature of Reporting Person	02/14/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

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